                                    Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION



                            Report of Foreign Issuer
                      Pursuant of Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of July 2004                    Commission File Number: 1-14242



                        ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)


                             1 Royal Gate Boulevard
                               Woodbridge, Ontario
                                     L4L 8Z7
                                 (905) 264 0701


Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F______   Form 40-F___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes______         No___X___

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  EXHIBIT INDEX





Exhibit                    Description of Exhibit                       Page
-------                    ----------------------                       ----

                           Material Change Report

1                      Royal Group Technologies Limited-                 3
                         Press Release June 29th 2004